Exhibit 99.2

ChinaEdu Corporation

(the “Company”)

PROXY

I/We*

of**

the holder of***                   shares in the Company hereby appoint the Chairman of the Meeting****

or failing them,                                                of

as [my/our] proxy to vote on [my/our] behalf at the extraordinary general meeting of the Company (and at any adjournment thereof) to be held on March 6, 2009, at 10:00 a.m. Beijing time, at [4th Floor-A, GeHua Building, No.1 QinglongHutong, Dongcheng District Beijing, People’s Republic of China 100007] to vote in respect of the resolutions as set out below and otherwise as my proxy sees fit:

Please mark you votes as indicated in this example ☒

1.

To approve certain amendments to the Company’s Equity Incentive Plan (the “Plan”), which will, among other things, provide for the administration of the Plan by the Compensation Committee of the Board of Directors, delegate to the Compensation Committee the authority to amend or modify outstanding awards under the Plan, including the repricing of “underwater” options, and eliminating the requirement that subsequent amendments to the Plan be submitted for shareholder approval.

	For	Against	Abstain
In their discretion, the proxies are authorized to transact such other business as may properly come before the Extraordinary General Meeting or any adjournment or postponement of the meeting.

Dated:

Signed by or on behalf of the above named

NOTES

*	Please insert name

**	Please insert address

***	Please insert the number of shares of the Company registered in your name

****

If you do not wish the Chairman of the Meeting to be your proxy, please strike out this entry and complete the details of the person (name, address) you wish to appoint as your proxy in the immediately following line